Exhibit (a)(14)

March 7, 2017

VIA FEDERAL EXPRESS

SVB Financial Group

Attn: Treasury Department

3003 Tasman Drive, HC 215

Santa Clara, CA 95054

Re: Notice of Proposal to Effect an Acquisition

Dear Sir or Madam:

Reference is made to (i) the Amended and Restated Warrant to Purchase Stock, issued April 5, 2016, by GigPeak, Inc., a Delaware corporation formerly known as GigOptix, Inc. (the “Company” or “GigPeak”), to SVB Financial Group (“Holder”), exercisable for 4,125 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), with an exercise price of $0.7272 per share (the “In-the-Money Warrant”) and (ii) the Amended and Restated Warrant to Purchase Stock, issued April 5, 2016, by the Company to Holder, exercisable for 125,000 shares of Common Stock, with an exercise price of $4.00 per share (the “Out-of-the-Money Warrant” and, together with the In-the-Money Warrant, the “Warrants”).

The Company hereby provides notice to Holder under Section 3.2(d) of the Warrants that the Company proposes to effect an Acquisition (as defined in the Warrants) and has enclosed a letter to the Company’s stockholders and a Schedule 14D-9 that is being delivered to the Company’s stockholders in connection with the Transaction (as defined below).

The Company, Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), and IDT have entered into an Agreement and Plan of Merger, dated as of February 13, 2017 (the “Merger Agreement”). The Merger Agreement provides that, among other things, Purchaser will initiate a tender offer (the “Offer”) to acquire all of the outstanding shares of GigPeak common stock, par value $0.001 per share (the “Common Stock”), and the associated purchase rights for Series A Junior Preferred Stock of GigPeak issued under the Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $3.08 per Share (the “Offer Price”), and that following completion of the Offer, Purchaser will be merged with and into GigPeak (the “Merger”) with any Shares to be converted into the right to receive an amount equal to the Offer Price (collectively, the Offer, the Merger, and the transactions contemplated by the Merger Agreement, the “Transaction”).

Under the Merger Agreement and in accordace with Section 1.2 and Section 1.6(b) of the In-the-Money Warrant, as the Transaction constitutes a Cash/Public Acquisition (as defined in the Warrants) and the exercise price of the In-the-Money Warrant is less than the Offer Price, immediately prior to, and contingent upon occurrence of, the Effective Time (as defined in the Merger Agreement), the In-the-Money Warrant will be deemed to have been cashless exercised.

GigPeak, Inc. • 130 Baytech Drive • San Jose, CA 95134 USA

phone: 408.522.3100 • fax: 408.522.3102 • www.gigpeak.com

The Shares issued upon such Cashless Exercise shall be cancelled in the Merger, with Holder to have the right to receive the Offer Price.

In addition, under the Merger Agreement and Section 1.6(b) of the Out-of-the-Money Warrant, as the exercise price of the Out-of-the-Money Warrant is greater than the Merger Consideration, the Out-of-the-Money Warrant will expire and be cancelled immediately prior to the Effective Time in exchange for no consideration.

Should you have any questions regarding this notice, please feel free to contact the undersigned at 408-522-3173 or dma@gigpeak.com.

Sincerely,

/s/ Darren Ma

Darren Ma

Vice President & Chief Financial Officer

GigPeak, Inc.